    As filed with the Securities and Exchange Commission on August 28, 1997
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                       ---------------------------------

                                SCHEDULE 13E-4/A
                               (AMENDMENT NO. 1)

                         ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                       ---------------------------------

                           TELE-COMMUNICATIONS, INC.
                                (Name of Issuer)

                           TELE-COMMUNICATIONS, INC.
                      (Name of Person(s) Filing Statement)

         TELE-COMMUNICATIONS, INC. SERIES A TCI GROUP COMMON STOCK AND
           TELE-COMMUNICATIONS, INC. SERIES B TCI GROUP COMMON STOCK

                         (Title of Class of Securities)

                              87924V101 (Series A)
                              87924V200 (Series B)

                     (CUSIP Number of Class of Securities)

                           -------------------------

                             STEPHEN M. BRETT, ESQ.
                           TELE-COMMUNICATIONS, INC.
                                TERRACE TOWER II
                                5619 DTC PARKWAY
                         ENGLEWOOD, COLORADO 80111-3000
                                 (303) 267-5500

           (Name, Address, Including Zip Code, and Telephone Number,
              Including Area Code, of Person Authorized to Receive
                      Notices and Communications on Behalf
                       of the Person(s) Filing Statement)

                           -------------------------

                                    Copy to:

                          ELIZABETH M. MARKOWSKI, ESQ.
                             BAKER & BOTTS, L.L.P.
                              599 LEXINGTON AVENUE
                         NEW YORK, NEW YORK  10022-6030
                                 (212) 705-5000

                           -------------------------

                                AUGUST 12, 1997

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
================================================================================
      Transaction Valuation(1)                       Amount of Filing Fee
--------------------------------------------------------------------------------
      $3,576,508,311.00                                  $715,302.00
================================================================================

[X]     Check box if any part of the fee is offset as provided by Rule 0-11
(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the form or schedule and the date of its filing.

Amount Previously Paid:      $715,302.00                   Form or Registration No.:   Schedule 13E-4
Filing Party:                Tele-Communications, Inc.     Date Filed:                 August 12, 1997

----------------

  1 Estimated solely for purposes of calculating the fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. Based upon (a) the average of the high and low sales prices as of August 6, 1997 of the Series A TCI Group Common Stock ($17.47), multiplied by the number of shares of such series that the issuer, Tele-Communications, Inc. (the "Company"), is offering to acquire (188,661,300 shares) and (b) the average of the high and low sales prices as of August 6, 1997 of the Series B TCI Group Common Stock ($17.25), multiplied by the number of shares of such series that the Company is offering to acquire (16,266,400 shares).

                             INTRODUCTORY STATEMENT

        This Amendment No. 1 (the "Amendment No. 1") amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (together with all amendments thereto, the "Schedule 13E-4") filed with the Securities and Exchange Commission on August 12, 1997 by Tele-Communications, Inc., a Delaware corporation (the "Company"), relating to the Company's offer to exchange (i) one share of Series A TCI Ventures Group Common Stock for each share of Series A TCI Group Common Stock properly tendered and not validly withdrawn, up to 188,661,300 shares of Series A TCI Group Common Stock, and (ii) one share of Series B TCI Ventures Group Common Stock for each share of Series B TCI Group Common Stock properly tendered and not validly withdrawn, up to 16,266,400 shares of Series B TCI Group Common Stock, upon the terms and subject to the conditions set forth in the Offering Circular of the Company, dated August 7, 1997, and the related Letters of Transmittal. All capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed thereto in the Schedule 13E-4.

        This Amendment No. 1 files herewith slides shown to the Company's stockholders at the Annual Meeting of stockholders of the Company, held on August 28, 1997, and to be shown to large institutional stockholders and other investors in presentations to be made by the Company's officers in connection with the Exchange Offers, together with explanatory notes to the slides for use by such officers.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 9(f) is hereby amended to read in its entirety as follows:

          (f) Slides shown to the Company's stockholders at the Annual Meeting of stockholders of the Company, held on August 28, 1997, and to be shown to large institutional stockholders and other investors in presentations to be made by the Company's officers in connection with the Exchange Offers, together with explanatory notes to the slides for use by such officers.

                                   SIGNATURE

        After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13E-4/A (Amendment No. 1) is true, complete and correct.

Dated: August 28, 1997

                                           TELE-COMMUNICATIONS, INC.


                                           By: /s/ Stephen M. Brett
                                              -------------------------------
                                              Name: Stephen M. Brett
                                              Title: Executive Vice President
                                                     and Secretary

                                EXHIBIT INDEX



Exhibit No.   Description
-----------   -----------

(f) Slides shown to the Company's stockholders at the Annual Meeting of stockholders of the Company, held on August 28, 1997, and to be shown to large institutional stockholders and other investors in presentations to be made by the Company's officers in connection with the Exchange Offers, together with explanatory notes to the slides for use by such officers.